OMV Aktiengesellschaft

OMV Investor News

07028235

November 6, 2007

082-03209

OMV strengthens E&P core region Middle East

SUPPL

- **Acquisition of two exploration blocks in the Kurdistan Region of Iraq**
- **In-line with OMV's strategy to grow in the Middle East**

OMV Aktiengesellschaft, the leading oil and gas group in Central Europe, strengthens its E&P core region Middle East with its entry into the Kurdistan Region of Iraq. On November 6, 2007 OMV's 100% subsidiary OMV Petroleum Exploration GmbH signed as operator two production sharing contracts for two exploration blocks with the Kurdistan Regional Government. The blocks Mala Omar and Shorish cover approximately 800 sqkm and are located in the vicinity of Erbil, the capital of the Kurdistan Region of Iraq. Both blocks are believed to offer significant potential for major oil discoveries.

Helmut Langanger, OMV Executive Board member responsible for Exploration and Production stated: "Our entry into the Kurdistan Region of Iraq is in line with our strategy and substantially strengthens our E&P core region Middle East. We consider the chance for discoveries in the exploration areas as very probable and are looking forward to strengthening our exploration portfolio."

Work on the awarded blocks will commence in 2008 with the acquisition of 2D seismic and be followed by the drilling of an exploration well in each block over the next three years.

Balanced international E&P portfolio

OMV holds a balanced international E&P portfolio in 20 countries structured around six core regions, namely CEE, North Africa, Northwestern Europe, the Middle East, Australia/New Zealand and Russia/Caspian region. OMV's daily production volume is approximately 322,000 boe/d, and the Company's reserves at the end of 2006 are approximately 1.3 bn boe.

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